Mail Stop 3561

June 5, 2006

Mr. Denis McGlynn
President and Chief Executive Officer
Dover Downs Gaming & Entertainment, Inc.
1131 North DuPont Highway
Dover, Delaware 19901

      RE: **Dover Downs Gaming & Entertainment, Inc.**
               Form 10-K for the year ended December 31, 2005
               Filed March 9, 2006
               File No. 001-16791

Dear Mr. McGlynn:

We have reviewed your response letter dated May 26, 2006 and have the following comment. Unless otherwise indicated, we think you should revise your documents in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Mr. Denis McGlynn
Dover Downs Gaming & Entertainment, Inc.
June 5, 2006
Page 2

Annual Report on Form 10-K for the year ended December 31, 2005

Consolidated Statements of Operations, page 34

1.   We have reviewed your response to our prior comment and again request that your financial statements be revised in future filings to account for the gain from the sale of the shopping center in operating income. As you stated in your response, "the accounting treatment being proposed by the SEC is appropriate." Accordingly, please revise your financial statements to reflect the gain on sale of the shopping center in income from operations as required by paragraph 45 of SFAS 144 and footnote 68 to SAB Topic 13.

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You may contact Heather Tress at (202) 551-3624 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief